UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Focus Media Holding Limited
(Name of Issuer)
Ordinary Shares, par value $0.00005 per share
(Title of Class of Securities)
34415V109
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34415V109	Page	2	of	10

1	NAMES OF REPORTING PERSONS Jason Nanchun Jiang I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		66,086,144 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		66,086,144 (1)

WITH:	8	SHARED DISPOSITIVE POWER

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,086,144 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.82%(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 53,975,959 ordinary shares owned by JJ Media Investments Holding Ltd., 6,228,185 ordinary shares held in the name of Citi (Nominees) Limited and beneficially owned in the form of American depositary shares by JJ Media Investments Holding Ltd., 5,041,600 ordinary shares owned by Target Sales International Limited and 840,400 ordinary shares owned by Target Management Group Limited, respectively.
(2) Includes collectively, the ordinary shares described in footnote (1).
(3) Percentage calculated based on 672,692,030 ordinary shares outstanding.

CUSIP No.	34415V109	Page	3	of	10

1	NAMES OF REPORTING PERSONS JJ Media Investments Holding Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		60,204,144(4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		60,204,144(4)

WITH:	8	SHARED DISPOSITIVE POWER

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,204,144(4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.95%(4)(5)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(4) Includes 53,975,959 ordinary shares owned by JJ Media Investments Holding Ltd., which is 100%-owned by Jason Nanchun Jiang, and 6,228,185 ordinary shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media Investments Holding Ltd. in the form of ADSs.
(5) Percentage calculated based on 672,692,030 ordinary shares outstanding.

CUSIP No.	34415V109	Page	4	of	10

1	NAMES OF REPORTING PERSONS Target Sales International Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		5,041,600(6)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,041,600(6)

WITH:	8	SHARED DISPOSITIVE POWER

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,041,600(6)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.75%(6)(7)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(6) Includes 5,041,600 ordinary shares owned by Target Sales International Limited, which is 100%-owned by Jason Nanchun Jiang.
(7) Percentage calculated based on 672,692,030 ordinary shares outstanding.

CUSIP No.	34415V109	Page	5	of	10

1	NAMES OF REPORTING PERSONS Target Management Group Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		840,400(8)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		840,400(8)

WITH:	8	SHARED DISPOSITIVE POWER

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

840,400(8)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.12%(8)(9)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(8) Includes 840,400 ordinary shares owned by Target Management Group Limited, which is 100%-owned by Jason Nanchun Jiang.
(9) Percentage calculated based on 672,692,030 ordinary shares outstanding.

Page	6	of	10
Item 1.      (a)           Name of Issuer:

Focus Media Holding Limited

(b)	Address of Issuer’s Principal Executive Offices:

28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai, China, 200050
Item 2.     (a)          Name of Person Filing:

Jason Nanchun Jiang JJ Media Investments Holding Ltd. Target Sales International Limited Target Management Group Limited

(b)	Address of Principal Business Office or, if none, Residence:

c/o Focus Media Holding Limited 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai, China, 200050

(c)	Citizenship:

	Jason Nanchun Jiang	People’s Republic of China
	JJ Media Investments Holding Ltd.	British Virgin Islands
	Target Sales International Limited	British Virgin Islands
	Target Management Group Limited	British Virgin Islands
Item 3.                   Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

	Jason Nanchun Jiang	66,086,144
	JJ Media Investments Holding Ltd.	60,204,144
	Target Sales International Limited	5,041,600
	Target Management Group Limited	840,400

(b)	Percent of class:

	Jason Nanchun Jiang	9.82%
	JJ Media Investments Holding Ltd.	8.95%
	Target Sales International Limited	0.75%
	Target Management Group Limited	0.12%

Page	7	of	10

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:

	Jason Nanchun Jiang	66,086,144
	JJ Media Investments Holding Ltd.	60,204,144
	Target Sales International Limited	5,041,600
	Target Management Group Limited	840,400

	(ii) Shared power to vote or to direct the vote:

	Not applicable.

	(iii) Sole power to dispose or to direct the disposition of:

	Jason Nanchun Jiang	66,086,144
	JJ Media Investments Holding Ltd.	60,204,144
	Target Sales International Limited	5,041,600
	Target Management Group Limited	840,400

	(iv) Shared power to dispose or to direct the disposition of:

	Not applicable.
Item 5.                 Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.                 Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8.                 Identification and Classification of Members of the Group
Not applicable.
Item 9.                 Notice of Dissolution of Group
Not applicable.
Item 10.               Certification
Not applicable.

Page	8	of	10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 11, 2009

/s/ Jason Nanchun Jiang
Jason Nanchun Jiang

JJ MEDIA INVESTMENTS HOLDING LTD.
By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Chairman

TARGET SALES INTERNATIONAL LIMITED
By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Chairman

TARGET MANAGEMENT GROUP LIMITED
By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Chairman

Page	9	of	10

EXHIBIT A
Joint Filing Agreement
          In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.00005 per share, of Focus Media Holding Limited., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

Page	10	of	10
SIGNATURES
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 11th day of February 2009.

/s/ Jason Nanchun Jiang
Jason Nanchun Jiang

JJ MEDIA INVESTMENTS HOLDING LTD.
By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Chairman

TARGET SALES INTERNATIONAL LIMITED
By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Chairman

TARGET MANAGEMENT GROUP LIMITED
By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Chairman